Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

   Revised Occidental Proposal to Acquire AnadarkoOccidental Petroleum Corporation May 6, 2019

Cautionary Statements  Forward-Looking Statements Any statements in this presentation about Occidental Petroleum Corporation’s (“Occidental”) expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko Petroleum Corporation (“Anadarko”) or the proposed transaction between Occidental and Total S.A. (“Total”), benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: global commodity pricing fluctuations; changes in supply and demand for Occidental’s products; higher-than-expected costs; the regulatory approval environment; not successfully completing, or any material delay of, field developments, expansion projects, capital expenditures, efficiency projects, acquisitions or dispositions; technological developments; uncertainties about the estimated quantities of oil and natural gas reserves; lower-than-expected production from operations, development projects or acquisitions; exploration risks; general economic slowdowns domestically or internationally; political conditions and events; liability under environmental regulations including remedial actions; litigation; disruption or interruption of production or manufacturing or facility damage due to accidents, chemical releases, labor unrest, weather, natural disasters, cyber-attacks or insurgent activity; and failures in risk management. Such factors also include the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transactions with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transactions may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions contemplated by the binding agreement with Total; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction with Anadarko; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this presentation and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This presentation relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLEBECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website. http://www.sec.gov. Use of non-GAAP Financial Information This presentation includes non-GAAP financial measures. Where available, reconciliations to comparable GAAP financial measures can be found on Occidental's website at www.oxy.com. Occidental is unable to provide a reconciliation of non-GAAP financial measures contained in this presentation that are presented on a forward-looking basis because Occidental is unable, without unreasonable efforts, to estimate and quantify the most directly comparable GAAP components, largely because predicting future operating results is subject to many factors outside of Occidental's control and not readily predictable and that are not part of Occidental's routine operating activities, including various domestic and international economic, regulatory, political and legal factors. Cautionary Note to U.S. InvestorsThe SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. Any reserve estimates provided in this presentation that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. U.S. investors are urged to consider closely the oil and gas disclosures in our 2018 Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and through our website, www.oxy.com. 2

3 Note: Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, divided by total common diluted shares outstanding. Free Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, capex, preferred dividends and common dividends, divided by total common diluted shares outstanding. Transaction Merits Unchanged Highly accretive to CFPS and Free CFPS after dividends $3.5 B free cash flow improvements through synergies and capital reduction $10-15 B of planned portfolio optimization and free cash flow support rapid deleveraging Oxy’s shale, Enhanced Oil Recovery (EOR), and major project expertise applied across complementary asset base Oxy has operated in over 40 countries, most U.S. basins, Colorado, and the Gulf of Mexico in the last 30 years Completely aligned with Oxy’s dividend + growth strategy Moderating growth to 5% across a more diverse high return portfolio greatly enhances free cash generation and security

Oxy & Anadarko:

Creating A High Return Cash Generating Energy Company

Substantial Scale	Industry-Leading Returns	Disciplined Growth
>$100 B **Enterprise Value** Attractive mix of U.S. unconventional, global conventional, midstream and chemical assets	**20%+ 2021 PF CROCE[(1)]** Strong mix of stable free cash flow, world-class growth, and best in class assets	**$3.12/share** **Growing Dividend** and **5%** Full-cycle **production growth** with **low breakevens**

Best-In-Class Assets	Significant Synergies	Balance Sheet Strength
Global Scale / Best Basins **~1.3 MMboe/d[(2)]** Net of Africa Divestitures	**$2.0 B** Annual Synergies PLUS **$1.5 B** Annual Capital Reduction	Committed to maintaining strong **Investment Grade** credit ratings

Highly Accretive to CFPS and Free CFPS after Dividends

OXY

Note: CROCE calculated as Net Income + After Tax Interest Expense + DD&A divided by Average Capital Employed

(1) Assumes $60/bbl WTI, $65/bbl Brent, $3.00/MMBtu HHUB.

(2) Based on Q4 2018 production.

4

5 58%  1%  41%  18%  67%  15% 41%  37%  22%  Q4 2018A Production (Mboe/d) Q4 2018 Production: 42 Mboe/d Q4 2018 Production: 16 Mboe/d  3 Year Production Outlook: 140 Mboe/d 3 Uinta Basin 2 DJ Basin Q4 2018 Production: 272 Mboe/d 4 PRB Emerging Resource Play 5 Other US (Prod.) 6 Gulf of Mexico World Class Global Asset Portfolio With Focus Oxy Combined Company Anadarko  Permian Other US International 1 Permian Q4 Oxy: 406 Mboe/d 2018 APC: 127 Mboe/d 7 Oman 8 Qatar 9 UAE 10 Colombia 30 year production history in Oman 2nd Largest Oil Producer in Offshore Qatar 30 Year Joint Venture with ADNOC Llanos Norte Basin and Magdalena Basin Other Assets Chemicals: >$1 B of FCF MLP 11 Offshore Col. 12 Mozambique 13 Ghana 14 Algeria South American deepwater exploration Industry-leading project in Mozambique LNG Jubilee and TEN offshore developments El Merk CPF, Ourhoud CPF and HBS CPF Status Quo Pro Forma for Africa Divestitures Status Quo Africa Divestitures 1,299 701 700

6 Premier, Complementary Global Asset Portfolio  Leading International Midstream Assets and MLP #1 Producer in the Permian #1 in CO2 EOR Projects #1 Producer in the DJ Basin #1 Producer in the Uinta Basin #1 Independent Producer in Oman #4 Producer in Gulf of Mexico Leading Position in Colombia Top 3 Producer of PVC, Chlorine,and Caustic Soda

Transaction Updates Delivered improved proposal to acquire Anadarko $76.00 per share as of May 3, 2019 $59.00 cash and 0.2934 Oxy shares per Anadarko share Binding agreement with Total to divest Anadarko assets in Algeria, Ghana, Mozambique, and South Africa for $8.8 B 6% of pro forma production and 7% of pro forma cash flow after capital in 2020 Expected to fast-track synergy achievement and integration Accelerating deleveraging, first step of planned $10-15 B divestitures Contingent upon successful closing of acquisition of Anadarko Secured $10 B Perpetual Preferred equity commitment from Berkshire Hathaway to finance transaction Balance sheet friendly acquisition financing Capital available at closing Enhances competitive ability to pursue attractive acquisition 7 Enhanced Offer Planned Sale of Non-Core Assets Additional Committed Financing

8 Revised Proposal Details Oxy proposal to acquire Anadarko for $76.00 per share as of May 3, 2019 $59.00 cash and 0.2934 Oxy shares per Anadarko share Equity purchase price of $38 B Total transaction value of $57 B (including Western Midstream debt and non-controlling interest) Offer price in line with Anadarko 52-week high and Oxy offers made in 2018 and 2019 Structure and Consideration Oxy will issue approximately 148 MM shares to Anadarko shareholders Committed bank and perpetual preferred financing in place for cash requirement of transaction $10-15 B of planned asset sales in the next 12 – 24 months; $8.8 B already announced Financing 84% legacy Oxy shareholders 16% legacy Anadarko shareholders Pro Forma Ownership

9 Berkshire Hathaway Financing Commitment Flexible, balance sheet friendly acquisition financing Financial support from, and affiliation with, the world’s most renowned investor Enhances competitive ability to pursue attractive acquisition Capital available at closing Rationale $10 B, 8% Cumulative Perpetual Preferred Stock No maturity; redeemable in whole or part in 10 years at 105% If annual distributions to common exceed $4 per share, cash equal to such excess will be used to redeem a portion of the preferred at 110% Increases to 9% only if Oxy pays preferred dividend in stock or it is unpaid 80 MM warrants exercisable at $62.50 per share Exercisable until 1 year after no preferred stock remains outstanding Terms

10 Oxy’s Play Leading Delaware Basin Performance Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft (1) NPV calculations based on $55 WTI and $3.00 NYMEX, assumes 100% WI and 25% Royalty Burden, improvement calculated from average of peer data on chart. Average 6 Month Cumulative Oil by Operator Oxy’s Subsurface Knowledge, Data Analytics and Execution Drive Basin Leading Results Top Delaware Basin Operator 74% better 6 month production than APC Oxy pumps less proppant while outperforming competitors Performance Drives Value 25% improvement to well productivity creates ~$2.4MM NPV10 per well (1) 0 20 40 60 80 100 120 140 160 CPM Cumulative Mbo OXYXEC XOM CXO DVN FANG EOG NBL PDC CDEV WPX RDS PE REN CVX APCMRO APA

11 Delaware Basin – Synergistic Assets Delaware Basin Greater Sand Dunes Greater Barilla Draw Oxy is competitively advantaged with experience in Delaware Basin geology and regional supply logistics APC’s acreage is located in the middle of Oxy’s core development areas and on trend with Delaware Basin geology APC’s acreage is well positioned to benefit from Oxy’s Aventine logistics supply hub Oxy’s Delaware Basin Wells Outperform Competitors Oxy has 25 of the top 100 wells in the Delaware Basin, based on 6 month cumulative oil production (1) Oxy has the highest average 6 month cumulative oil production of all Delaware Basin operators Oxy’s subsurface and operational experience together with supply logistics will extend competitively advantaged results to the APC acreage Oxy Aventine - Maintenance and Logistics Hub (1) Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft Depth to Wolfcamp (tvdss) c.i. 1000’ ~20 mi

12  $0.5 $0.6 $0.9 $1.5 $3.5 Permian Capital and Opex Savings Procurement & Supply Chain General Overhead & Infrastructure Moderate Growth Capital Reduction Synergies + Moderate Growth Capital Reduction Significant Identified Synergies with Potential Upside Expected Pre-Tax Annual Synergies and Capital Reduction ($ B) Domestic Capital and Operating Efficiency Transition to full, efficient development mode Over 10% anticipated improvement in Domestic drilling & completion costs Estimate above does not include improved productivity through joint expertise Procurement & Supply Chain Integration and optimization of supply chain functions on a global platform Expected savings of 5% of combined annual capital and operating expenditures Oxy has identified $2 B / year of primary synergies plus $1.5 B / year of capital reduction General Overhead & CorporateReduction in G&A and consolidation of corporate functions Single corporate governance & management teamApplication of combined company best practices and experience to all business units Domestic Capital Operating Efficiency Procurement & Supply Chain General Overhead & Corporate Combined Growth Capital Reduction Synergies + Combined Growth Capital Reduction Capital Synergies:$0.9 B Opex/G&A Synergies:$1.1 B Capital Reduction:$1.5 B

Delivering Value

- Continued commitment to return of capital through growing dividend and share repurchases over time
- Debt reduction via portfolio optimization and free cash flow
- Deliver 5% production growth

Pro Forma Per Common Share Accretion[1]



+30%
2020
>4X
CFPS (2)
Capex (2)
Dividend
Preferred
Free CFPS
+40%
2021
>10X
CFPS (2)
Capex (2)
Dividend
Preferred
Free CFPS

- Higher transaction cash mix amplifies accretion to common shareholders
- Cash flow accretive in first year
- Current annualized cash flow increases ~$255 MM per $1.00 / bbl increase in oil prices (adjusted for Africa divestitures)

(1) Stand alone figures based on FactSet consensus estimates and pro forma based on company estimates at $60 WTI, $65 Brent, and $3.00 Henry Hub.
(2) Assumes $1.0 B and $2.0 B of total synergies in 2020 and 2021, respectively. Also assumes capital reduction of $1.5 B in 2020 and 2021.
Note: Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, divided by total common diluted shares outstanding. Includes impact of planned divestitures.
Free Cash Flow Per Share calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, capex, preferred dividends and common dividends, divided by total common diluted shares outstanding. Includes impact of planned divestitures.

13

14 PF Oxy reflects production pro forma for divestiture of Mozambique, Algeria and Ghana.Based on select Wall Street Research, Factset consensus and management estimates. Analysis assumes run-rate synergies of $2.0 B and capital expenditure reduction of $1.5 B.PF Oxy includes incremental transaction interest and preferred dividend. Unique Scale and Industry Leading Returns Source: Public filings and FactSet.Note: CROCE calculated as Net Income + After Tax Interest Expense + DD&A divided by Average Capital Employed. Note: Free Cash Flow Yield calculated as CFFO less preferred dividends less capex divided by market capitalization. Note: Majors include XOM, BP, TOT, CVX and RDS. Q4 2018 Production (Mboe/d) (1) 2021E Free Cash Flow Yield (2)(3) 2021E CROCE (2) Current Dividend Yield 4.9% 41.0% 58.0% 30.3% 3,277% Permian of Current Production 1,299 700 579  Major Average PF Oxy Oxy Top 10 Independent Average 5% 5%  5%  2%  PF Oxy Oxy Major Average Top 10 Independent Average 11% 9% 6% 4% 22% 22% 18% PF Oxy Major Average Oxy Top 10 Independent  Top 10 Independent PF Oxy Major Average Average Average

 15 Appendix

16 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 2,500 2,000 1,500 1,000 500 4,000 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Oxy Consistently Returns Capital to Shareholders  Dividends $ MM Share Repurchases $ MM Dividends per Share $ Note: 2013 dividend total adjusted to reflect that 1Q13 dividend was paid in 4Q12 $ MM Returned to Shareholders Dividend Sustainable at $40 WTI 5,000 4,500 3,500 3,000 Consecutive Dividend Growth Since 2002 - 12% CAGR $33 B of Total Capital Returned Since 2002 Over 70% of Market Capitalization Returned to Shareholders Strong Balance Sheet 13% Annualized TSR since 2002 Dividends per Share

Enhances Oxy as The Leading Operator in the Permian

Combined Permian Position



NM
Midland Basin
Delaware Position Spans Entire Basin
TX
CBP
Delaware Basin
Oxy
Anadarko

Current Permian Net Production (Mboe/d)



600
500
400
300
200
100
0
24%
76%
PF OXY
OXY
CVX
CXO
PXD
FANG(2)
APA
EOG(3)
XOM(3)
XEC
RDS
APC
DVN
LPI

- Adds thousands of drilling locations in "Core of the Core" Delaware Basin
- Oxy drilled 4% of the wells in the Permian, but accounts for 23 of the top 100 wells on a six-month cumulative oil production basis[1]
- Combined experience, technology and logistics expected to optimize costs, productivity and profitability
- EOR technology transfer to enhance value of shale
- **The Permian business would be FCF positive at current prices**

OXY

Source: Production data sourced from public filings.
(1) Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft
(2) EGN acquisition closed on November 29, 2018. Includes two months of contribution from stand-alone EGN production, one month of contribution from Ajax production, and one month of contribution from recent tack-on acquisitions.
(3) 2018A production

17

DJ Basin – Free Cash Flow *and* Growth Potential

Leading Position in the DJ Basin



DJ DEVELOPMENT AREA
400,000+ net acres
Oil Treating Online
~155
MBOPD
Gas Processing
1.5+
Bcf/d3
Latham I Plant
Online by
Mid-Year 2019
WESTERN MIDSTREAM OWNED INFRASTRUCTURE
APC Acreage
APC Mineral Interest
Pipelines (Oil and Gas)
Oil Treating Facility
Gas Plant

- 250+ Mboepd of production
- Additional NPV uplift from mineral interest ownership
- 10+ years of remaining undrilled inventory
- Integrated value chain via Western Gas midstream assets
- Acreage primarily located in producer friendly areas

Source: Anadarko April 2019 Investor Book

18

19 Gulf of Mexico – Stable Free Cash Flow  Gulf of Mexico Position Significant cash flow generation Infrastructure in place allows for ample tie-back opportunities Three year outlook for production 140 Mboe/d Rate of Return and breakeven competitive with best U.S. onshore wells Source: Anadarko April 2019 Investor Book

OxyChem: Market Leading Position

OxyChem at a Glance

- Major global exporter of all core products
- Top tier global producer in every product produced
  - > Largest merchant caustic soda seller in the world
  - > Largest VCM exporter in the world
  - > 2nd largest chlor-alkali producer in the world
  - > Largest caustic potash producer in the world
- Recent growth projects delivered on time and on budget, increasing earnings base
- Only 4 time winner of the American Chemistry Councils Sustained Excellence Award

OxyChem Pre-Tax Earnings (EBIT)[1]



$ MM
1500
1000
500
0
2010
2011
2012
2013
2014
2015
2016
2017
2018

[1] OxyChem pre-tax earnings excluding special items

Earnings Highlights

- Positive cash flow generation throughout cycle
- Integrated assets capture benefits of favorable market conditions
- Global export portfolio leverages low domestic natural gas prices

Market Overview

- Caustic supply and demand balance is favorable long term
- No major global capacity expansions
- Core caustic demand driven by Aluminum and Pulp and Paper
- PVC demand continues to improve as global population expands

4CPe Plant

20

21 Cushing Wamsutter Pipeline Saddlehorn Pipeline Panola Pipeline Delaware Basin DJ Basin Lea Loving Eddy Win Ward Reeves Culberson Improving Rock & Fluid Quality 10 miles NEW MEXICO TEXAS Gas Plant Oil Treating Facility Anadarko Acreage Pipeline (Oil, Gas and Water) Domestic: Permian EOR infrastructure including 13 processing plants Electric power co-generation plants Plains GP Holdings equity interest~670 Mbbl/d Midland to Gulf Coast oil capacity in 2019E/2020E ~450 Mbbl/d of oil capacity rights for Ingleside export terminal through 2030 with extension possible International: Dolphin natural gas pipeline originating in Qatar Al Hosn ultra sour gas processing plant in the UAE Houston/Mt. Belvieu Leading Midstream Assets and MLP Source: Western Gas November 8th, 2018 Simplification Transaction Presentation and Western Gas 2018 10-K Selected Domestic Asset Overview Oxy Midstream & Marketing Corpus Christi Multiple takeaway options ~$600 MM of distributions from owned MLP unitsTexas/New Mexico: Gathering Pipelines Crude treating Water gathering pipelines and SWD wells Gas processing Rockies: Gathering Pipelines Treating and stabilization Gas Processing Other: Saddlehorn Pipeline Pennsylvania Gathering Western Midstream Uplift from combined Midstream efforts in the Delaware and Marketing on the Gulf Coast

22 Apply Oxy’s Low Carbon Strategy to Anadarko’s asset base Scale of combined company allows strategy acceleration Provide energy with lower carbon footprint Improve economics and extend oil reserve potential with unconventional EOR Expand utility of Tankless Facilities Original Low Carbon Ventures Strategy Leverage Oxy's CO2 enhanced EOR infrastructure and expertise for economic and social benefit Sequestration of anthropogenic CO2 in oil reservoirs incentivized by 45Q tax credits Lower carbon footprint by utilizing renewable power sources Member Oil and Gas Climate Initiative Transaction Expands Mission Scale and Expertise to Lead Energy into a Low Carbon Future